May 11, 2007

Paul A Brooke
Chairman and Chief Executive Officer
Ithaka Acquisition Corp.
100 South Pointe Drive, 23rd Floor
Miami, Florida 33139

RE: Ithaka Acquisition Corp.
Preliminary Proxy Statement
Amendment 2 Filed May 2, 2007
File No. 000-51362

Dear Mr. Brooke:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment number 9 where indicate you have filed a revised Investor Presentation which includes updated information regarding Alsius. We

also note that the revise investor presentation filed with the Form 8-K on May 2, 2007 deleted the estimates for 2007 from the leveraged sales model presentation on page 33. Please advise us whether the investor presentation filed with the Form 8-K on December 6, 2006 was used in presentations made to stockholders and other persons interested in purchasing Ithaka securities. It continues to appear to us that this information maybe material to Ithaka's stockholders. We continue to note that the leveraged sales model presentation information does not appear in the proxy statement. Please disclose the noted information or advise us why disclosure is not required. Additionally, disclose the reasonable basis for the noted projections. We may have further comment.

2. We note your added disclosure on page 63 and response to comment 11 from our letter of April 25, 2007, that "the Company believes that the discounted cash flow analysis it performed to determine that Alsius's assets were equal to at least 80% of the Company's assets was proper in that it excluded the value of the capital that was expected to be provided by the Company to Alsius after the merger … As a result, the Company's board of directors believes that it is entirely proper to rely on the opinion of Capitalink in determining that the 80% requirement has been met in this transaction." We also note the disclosure that "[t]he evaluation method used by the board, which is commonly used in the investing community, recognizes that the current value of a business is equal to the net present value of the long-term projected profit stream less the net present value of any incremental capital investment required to achieve such profit stream. In making this assessment, the board thus excluded the value of the capital that was expected to be provided by Ithaka to Alsius after the merger ... As this evaluation method is commonly used in the investing community, the Ithaka board of directors felt that their analysis was proper in determining that the acquisition of Alsius met the 80% requirement." (Emphasis added)

As we have previously noted, the analysis undertaken by Ithaka's board assumed the merger was completed and the disclosure in the IPO prospectus indicated that the acquired company would have a value of at least 80% of net assets, not that the post-merger combined company would meet this 80% test after receiving "capital investment required to achieve such profit stream."

Therefore, it is still not clear how the transaction meets the 80% test outlined in your IPO prospectus, or how stockholders may rely upon the assertion in your proxy statement that it does. It continues to appear to us that the valuation depends upon the consummation of the merger and availability of Ithaka funding.

Please disclose how such an assumption is consistent with the disclosure in Ithaka's IPO prospectus, which indicated that the company acquired would have a value of at least 80% of net assets, not that the value of the assets would have a value of at least 80% if the transaction is consummated. To the extent that it is inconsistent, please disclose the potential consequences, including any liabilities, to the company and its stockholders. We may have further comment.

3. We note your response to comment 13 from our letter from April 25, 2007 and the added disclosure on page 50. Please advise us whether the discussions between Messrs. Wheeler and Liptak included the possibility of Alsius (or any other entity in which MPM and its related entities have any financial interest) becoming a target of Ithaka.

4. Please advise whether the amount to be paid to Mr. Brooke by MPM and its related entities as a result of the consummation of any transaction with Ithaka is variable in any way and, if so, disclose the source of such agreement and the terms of such arrangement.

Ithaka Inside Stockholders, page 12

5. We note your response to comment 19 from our letter of April 25, 2007 and refer to our comment 24 from our letter of March 5, 2007. In the section on pages 12 and 13 discussing the plan to increase the Ithaka Insider's holdings in Ithaka in preparation for the vote, please disclose all communications sent and received by the company, its representatives, and management with any other party with respect to any stockholder's intention to vote against the proposed transaction with Alsius.

Fairness Opinion, page 14

6. Indicate whether Capitalink, L.C. is a member of the National Association of Securities Dealers, Inc.

Interests of Ithaka Directors and Officers in the Merger, page 18

7. We note your response to comment 25 from our letter of April 25, 2007. With a view towards disclosure, please update and advise the Staff as to the identities of vendors and the amounts owed to each.

Risk Factors, page 27

8. We note your response to comment 26 from our letter of April 25, 2007 and the added disclosure relating thereto. Please reconcile the difference between the two: Where your response covers both formal and informal studies, your added disclosure does not. Additionally, please clarify the content of all contacts with those hospitals that have stated to be "interested in purchasing the products to treat cardiac arrest patients in addition to the on label conditions." Including, but not limited to whether Alsius has then inquired whether such hospitals' purchasing decisions may in any manner be affected as a result of such interest. We note your disclosure on page 118 that you expect such use to increase.

9. In connection with the preceding comment it appears from the disclosure on page 27 that the actions noted could be determined to be marketing activities associated with off-label use. However, we also note that you claim they are not. Please disclose the basis for you view in the section entitled "Clinical Studies and Regulatory Clearances." Additionally, please disclose, in the risk factors section, the range of possible ramifications to the company in case your analysis is incorrect including, but not limited to, whether Alsius could be prevented from selling its product in the US for any use (i.e., a complete ban), whether the product could be deemed "adulterated and misbranded" along with any other liability under the False Claims Act. Discuss in detail what the penalties and negative impact could be to the company if it is determined that Alsius is promoting or advertising its products for cardiac arrest or other off label use. Specifically address the effects on Alsius' business, quantify the potential fines involved, and the potential effect of past activities.

10. We note your statement that "Alsius believes significant amounts of Alsius's revenue in the United States may be generated from off label treatment of cardiac arrest." We also note your statement in response to comment 26 that "Alsius … does not know the magnitude of this use or associated revenues." We do not understand how Alsius may believe it has significant amounts of revenue from off label treatment of cardiac arrest when the company's response indicates that it does not know the magnitude of this use or associated revenues. Please revise as appropriate.

11. Please revise to specifically indicate the amount and percentage of revenues Alsius derives from government health care programs such as Medicare and Medicaid.

Background of the Merger, page 49

12. We note your response to comment 29 from our letter of April 25, 2007. Advise us whether Mr. Wheeler could have exercised any control over any remuneration of Mr. Brooke as a venture partner of MPM, directly or indirectly.

Satisfaction of 80% Test, page 63

13. We note the disclosure that "notwithstanding the foregoing, Ithaka has also received an opinion from Capitalink, L.C. that the 80% test has been met … As a result, Ithaka's board of directors believes that it is entirely proper to rely on the opinion of Capitalink in determining that the 80% requirement has been met in this transaction." We also note your response to comment 11 that indicated that the company relied also relied upon the opinion from Capitalink that the 80% requirement had been met. Revise your disclosure to specifically indicate whether the board of directors relied upon the Capitalink opinion in determining that the acquisition of Alsius met the 80% requirement.

Comparable Company Analysis, page 69

14. We note your response to comment 30 from our letter of April 25, 2007 and the added disclosure on page 69. Please clarify the dollar amount that Capitalink offset due to the risks related to off-label use.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian Bhandari (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or David Link, who supervised the review of your filing, at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: David Miller (by facsimile)
        212.818.8881